Exhibit 99.1

Farfetch Announces Second Quarter 2019 Results

•	Record Gross Merchandise Value (“GMV”) of $488 million and Record Revenue of $209 million in Q2 2019
•	Platform GMV of $484 million, up 44% Year-Over-Year, or approximately 49% Growth on Constant Currency Basis
•	Q2 2019 Revenue Grew 43% with Platform Services Revenue Up 53% Year-Over-Year
•	Active Consumers Up 56% Year-Over-Year in Q2 2019
•	Acquisition of New Guards Group Adds Profitable ‘Brand Platform’ Extending Capabilities Into Design, Production and Brand Development

LONDON, U.K. August 8, 2019 – Farfetch Limited (NYSE: FTCH), the leading global technology platform for the luxury fashion industry, today reported financial results for the second quarter ended June 30, 2019.

José Neves, Farfetch Founder, CEO and Co-Chair said: “Farfetch continued to deliver market-leading growth in second quarter 2019, with Platform GMV expanding 44% to a record $484 million, or approximately 49% growth on a constant currency basis.  Our unmatched proposition for luxury consumers drove growth beyond not only our expectations, but also the growth of the online personal luxury goods industry, as we continued to gain market share.

“As we approach our one-year anniversary as a public company, I am delighted with our progress in executing on our Chapter 2 vision - to build on our global platform to take the lion’s share of the $100 billion growth expected in the online luxury industry.  Moreover, the industry has only further validated our global e-concession model over the past year as we have seen major luxury groups increase their direct supply on our Marketplace while at the same time announcing plans to reduce wholesale distribution, and our overall number of brand and boutique partners continued to increase to now exceed 1,100.  As the only at-scale global marketplace in the luxury industry with a Technology, Data, Logistics, and now an additional Brand Platform layer with our acquisition of New Guards Group, we are uniquely positioned to empower creators, curators and consumers and help uphold the values of an industry we love.”

Elliot Jordan, CFO of Farfetch, said: “Overall I am delighted with our second quarter 2019 results, in which we delivered record GMV and Platform GMV ahead of our guidance.  We focused on driving engagement with our valuable customers against a backdrop of increased competitive behavior, whilst investing in the long-term strategy we laid out at our IPO, and achieving adjusted EBITDA margin in-line with our expectations.  The powerful network effect of the platform we have built and the rich unit economics that can be achieved underpins our future growth and will ultimately deliver strong profitability. Additionally, the acquisition of New Guards Group brings profitable revenue streams and broadens our ability to leverage the Farfetch platform to further enable the luxury industry.”

Consolidated Financial Summary and Key Operating Metrics (in thousands, except per share data or as otherwise stated):

	Three months ended June 30,
	2018	2019
Consolidated Group:
Gross Merchandise Value (“GMV”)	$338,543	$488,475
Revenue	146,693	209,260
Adjusted Revenue	118,677	180,738
Loss After Tax	(17,681)	(89,623)
Adjusted EBITDA	(25,417)	(37,576)
Adjusted EBITDA Margin	(21.4)%	(20.8)%
Earnings Per Share (“EPS”)	$(0.07)	$(0.29)
Adjusted EPS	$(0.05)	$(0.15)
Platform:
Platform GMV	$335,373	$484,255
Platform Services Revenue	115,507	176,518
Platform Gross Profit	74,222	84,106
Platform Order Contribution	52,327	49,662
Platform Order Contribution Margin	45.3%	28.1%
Active Consumers[1]	1,138.7	1,773.0
Average Order Value (“AOV”) - Marketplace (actual)	$602.4	$600.4
Average Order Value - Stadium Goods (actual)	$—	$336.0
[1]	See “Metrics Definitions” below for an explanation regarding changes to the previously reported metrics.

Recent Business Highlights

•

Acquired Milan-based New Guards Group, a collection of brands and a luxury fashion brand platform with a proven track record of identifying the most relevant emerging new creatives and providing them with resources and expertise to develop profitable brands. Acquisition extends Farfetch’s capabilities with new ‘Brand Platform’ layer and further enables its support of all areas of the luxury ecosystem by leveraging its global consumer base, large boutique network, significant data insights, and now, expert design capabilities

•	Continued to add breadth and depth to the Marketplace offering through our partnerships with luxury brands and retailers:
o	2019 Spring/Summer supply from our top 10 brands as of the end of second quarter 2019 increased 169% year-over-year
o	Added luxury fashion labels Giuseppe Zanotti, Brunello Cucinelli and Stella McCartney as new direct brand partners
o	Grew boutique network by 45 across 24 countries, including our first partners in Kazakhstan, Monaco, and Slovakia
•

Farfetch’s China region, the company’s second-largest market, continued to see strong growth; the integration with JD.com’s platform was also completed during second quarter 2019, enabling JD.com's audience of 310 million users to discover and shop Farfetch’s broad luxury assortment

•

Further elevated our rich customer proposition with exclusive access to collections including Stella McCartney’s Beatles-inspired ‘All Together Now’ collection for which Farfetch was the exclusive launch partner; also collaborated with Zenith to design a limited edition version of their Defy Classic heirloom timepiece for Farfetch’s global customers, and exclusively launched Balenciaga’s mini bag, which was dubbed by Vogue as “the most desired mini bag for the summer of 2019”

•

Stadium Goods, in partnership with Sotheby’s, held a groundbreaking “ultimate sneaker” auction of rare sneakers, including the 1972 Waffle “Moon Shoe” designed by Nike co-founder Bill Bowerman, which sold for $437,500, making them the most expensive sneakers ever sold at auction; the entire lot of 100 pairs were purchased by art collector, Miles Nadal, for $1.3 million

•

Farfetch Platform Solutions signed its third LVMH brand, Nicholas Kirkwood, and implemented new features and enhancements to better serve clients, including a pre-order capability aimed at driving full-price sales by enabling customers to pre-order runway pieces online

•

Orchestrated innovative media solutions campaigns to drive heightened engagement with high intent luxury shoppers for Farfetch brand partners including a 360 activation program for Burberry’s launch of its TB Monogram collection, complete with content creation, high impact content placements on the Farfetch website and app, audience targeting, and first-ever Featured Product placements; also partnered with Gucci to launch an eight-month long ‘Open House’ content collaboration inviting lovers of Gucci into the homes of Farfetch community members across the globe

Second Quarter 2019 Results Summary

Gross Merchandise Value and Platform GMV

Gross Merchandise Value (“GMV”) increased by $149.9 million from $338.5 million in second quarter 2018 to $488.5 million in second quarter 2019, representing year-over-year growth of 44.3%. Platform GMV increased by $148.9 million from $335.4 million in second quarter 2018 to $484.3 million in second quarter 2019, representing year-over-year growth of 44.4%. Excluding the impact of changes in foreign exchange rates, Platform GMV would have increased by approximately 49.0%.

The increases in GMV and Platform GMV were primarily driven by an increase of 55.7% in Active Consumers to 1.8 million, and increases in average number of orders per Active Consumer and total number of orders on the Farfetch Marketplace. Other contributing factors included an increase in the number of clients supported by our Farfetch Platform Solutions, growth in transactions through our managed websites and the addition of Stadium Goods, our premier sneaker and streetwear marketplace.

Revenue

Revenue increased by $62.6 million year-over-year from $146.7 million in second quarter 2018 to $209.3 million in second quarter 2019, representing growth of 42.7%. The increase was primarily driven by 52.8% growth in Platform Services Revenue to $176.5 million . In-Store revenue increased by 33.1% to $4.2 million.

The increase in Platform Services Revenue of 52.8% was driven by 44.4% growth in Platform GMV, boosted by growth in first-party GMV which more than doubled year-on-year and which is included in Platform Services Revenue at 100% of the GMV.

Platform Fulfillment Revenue is derived from the pass-through of delivery and duties charges incurred by our global logistics solutions. Customer promotions and incentives are reflected as a deduction from Platform Fulfillment Revenue. Whilst Fulfillment Revenue generally grows in line with the cost of delivery and duties charges, which increase as Platform GMV and order volumes grow, an increase in the level of promotions will decrease Fulfillment Revenue. In second quarter 2019, Platform Fulfillment Revenue increased 1.8%, a slower rate as compared to the growth of Platform GMV, primarily due to a significant increase in customer promotions year-over-year.

Revenue by type of good or service (in thousands):

	Three months ended June 30,
	2018	2019
Platform Services Revenue	$115,507	$176,518
Platform Fulfilment Revenue	28,016	28,522
In-Store Revenue	3,170	4,220
Revenue	$146,693	$209,260

Cost of Revenue

Cost of revenue increased by $53.0 million, or 74.6% year-over-year from $71.0 million in second quarter 2018 to $124.0 million in second quarter 2019. The increase was primarily driven by the growth in first-party sales and the associated cost of goods, the delivery costs associated with order fulfillment and the costs of duties incurred on cross-border sales.

Selling, general and administrative expenses by type (in thousands):

	Three months ended June 30,
	2018	2019
Demand generation expense	$21,895	$34,444
Technology expense	17,135	19,073
Depreciation and amortization	5,463	14,323
Share based payments	5,957	45,710
General and administrative	62,080	69,339
Other items	—	(1,764)
Selling, general and administrative expense	$112,530	$181,125

Second quarter 2019 demand generation expense increased 57.3% year-over-year to $34.4 million, or 19.5% of Platform Services Revenue. The increase in spend contributed to the increased number of orders and Active Consumers as described above as we continued to invest in customer acquisition and retention efforts to support our continued growth in Platform GMV and Platform Services Revenue.

Technology expense, which is primarily related to research and development and operations of our platform features and services and also includes software, hosting and infrastructure expenses,

increased by $1.9 million, or 11.3%, year-over-year in second quarter 2019, primarily driven by a 20.2% increase in technology staff headcount. This was offset by an increase in expenditure qualifying for capitalization driven by an increase in technology development in our Farfetch Platform Solutions business unit. We continue to operate three globally distributed data centers, which support the processing of our growing base of transactions, including one in Shanghai dedicated to serving our Chinese customers.

Depreciation and amortization expense increased by $8.9 million or 162.2% year-over-year from $5.5 million in second quarter 2018 to $14.3 million in second quarter 2019. Amortization expense increased principally due to our continued technology investment, in which we capitalize qualifying technology development costs and amortize them over a three-year period, as well as the additional amortization recognized on intangible assets acquired in recent acquisitions. The increase in depreciation expense was driven by the first-time adoption of the new leasing accounting standard, IFRS 16, on January 1, 2019, as a result of which we recognized $4.2 million of depreciation related to right-of-use assets in second quarter 2019. In second quarter 2018, the comparative expense for operating leases was included in general and administrative expense.

Share based payments increased by $39.8 million, or 667.3%, year-over-year in second quarter 2019, primarily due to additional key-contributor grants as part of the Farfetch annual compensation scheme as well as the award of acquisition-related long-term employee incentives. The year-over-year increase also reflects a higher fair value per share driven by the post-IPO share price and updated valuation assumptions.

General and administrative expense increased by $7.3 million, or 11.7%, year-over-year in second quarter 2019, primarily driven by an increase in non-technology headcount across a number of areas to support the expansion of the business. This was partially offset by a lower total employee cost per head. General and administrative costs as a percentage of Adjusted Revenue decreased from 52.3% in second quarter 2018 to 38.4% in second quarter 2019, reflecting improved efficiency of our semi-variable and fixed costs as well as the impact of adopting IFRS 16 on January 1, 2019, as described above.

Other items, totaling $1.8 million, is comprised of $2.2 million acquisition-related expenses fully offset by a release of tax provisions. There were no such items in second quarter 2018.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA loss increased by $12.2 million, or 47.8%, year-over-year in second quarter 2019, to $37.6 million. Adjusted EBITDA Margin improved from (21.4)% to (20.8)% over the same period, primarily due to the impact of adopting IFRS 16 on January 1, 2019, as described above.

Loss After Tax

Loss after tax increased by $71.9 million, or 406.9% year-over-year, in second quarter 2019 to $89.6 million. This was largely driven by a year-over-year increase in the operating loss from $36.8 million to $95.8 million partially offset by a decrease in unrealized foreign exchange losses on revaluation of non-United States Dollar denominated receivables and payables. Our exposure to unrealized foreign exchange gains and losses has decreased following a change in the functional currency of our principal legal entity, Farfetch UK Limited, from Pound Sterling to United States Dollars on January 1, 2019.

Subsequent Event

On August 8, 2019, we announced the acquisition of 100% of the outstanding shares of New Guards Group, a brand platform for luxury brands’ design, production and distribution, for a Total Enterprise Value of $6751 million. The consideration payable by Farfetch will be split equally between cash and Farfetch shares, with the exact amounts to be determined at completion following customary adjustments.

Update on Executive Organization

Farfetch today also announced that Andrew Robb has informed the company of his intention to step down as Chief Operating Officer after serving in the position for nine years.  Mr. Robb will continue on with the Company for six months and will help ensure a seamless transition of his responsibilities.

“Andrew has worked passionately alongside me over the past nine years and I am grateful for all he has done to help establish our market-defining position,” said José Neves, Farfetch Founder, CEO and Co-Chair. “We are also fortunate that he will leave us with an incredibly talented and strong team he has built over the years, and he has our sincere thanks for all he has contributed to the Company, along with our best wishes for the future.”

“It is difficult to leave such an incredible company, team and culture at Farfetch,” said Andrew Robb, Farfetch Chief Operating Officer.  “It has been a true privilege to have been part of Chapter 1 at Farfetch, and I firmly believe in the company’s ability to succeed in Chapter 2 and beyond.”

In light of the company’s acquisition of New Guards Group and its continued strong growth in its existing and emerging markets, it is taking the opportunity to evolve the Farfetch executive team structure to be even better positioned to execute on its strategy going forward.  As part of this initiative, Farfetch will bring responsibility for its brand, customers and consumer product under a new role – Chief Customer Officer, which will be filled by Stephanie Phair, Farfetch’s current Chief Strategy Officer.

With over 15 years of experience in online luxury, Ms. Phair is a veteran in the technology and fashion industry.  She started her online career in 2005 at Portero, a marketplace for pre-owned luxury in New York, and was a member of the Executive Board at Net-a-Porter Group for 7 years during which time she launched and built their second business, The Outnet.  Ms. Phair also has experience on the agency side of the business, in-house at Issey Miyake, as well as in communications and marketing at American Vogue.  She also sits on the board of Moncler S.pA, and was appointed as Chairman of the British Fashion Council in May 2018.

The Board has designated Ms. Phair as an “executive officer” of the Company for purposes of Rule 3b-7 under the Securities Exchange Act of 1934.

[1]	Converted from EUR to USD at an exchange rate of 1.11

Outlook

The following forward-looking statement reflects Farfetch’s expectations as of August 8, 2019:

Expectations for third quarter 2019 include:

•	Platform GMV growth of 30% to 35% year-over-year
•	Adjusted EBITDA Loss Margin of approximately (18)% to (20)% of Adjusted Revenue

Expectations for full year 2019 include:

•	GMV of approximately $2.10 billion, representing approximately 50% year-over-year growth
•	Platform GMV of $1.91 to $1.95 billion, representing approximately 37-40% year-over-year growth
•	Adjusted EBITDA Loss of $(135) to $(145) million, representing Adjusted EBITDA Loss Margin of approximately (15)% to (17)% of Adjusted Revenue

The expected Adjusted EBITDA Loss and Adjusted EBITDA Loss Margin for both periods includes the estimated impact from the adoption of IFRS 16, which became effective on January 1, 2019.  The outlook also includes the impact of New Guards Group following the expected close of the acquisition in third quarter 2019.

Conference Call Information

Farfetch will host a conference call today, August 8, 2019 at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for 30 days.

Unaudited interim condensed consolidated statements of operations for the three months ended June 30
(in $ thousands, except share and per share data)

	2018	2019
Revenue	146,693	209,260

Cost of revenue	(71,000)	(123,980)
Gross profit	75,693	85,280

Selling, general and administrative expenses	(112,530)	(181,125)
Share of results of associates	24	17
Operating loss	(36,813)	(95,828)

Finance income	19,361	8,047
Finance cost	(42)	(1,029)
Loss before tax	(17,494)	(88,810)

Income tax expense	(187)	(813)
Loss after tax	(17,681)	(89,623)

(Loss)/ profit after tax attributable to:
Owners of the company	(17,681)	(89,658)
Non-controlling interests	-	35
	(17,681)	(89,623)

Earnings per share attributable to owners of the company
Basic and diluted	(0.07)	(0.29)

Weighted-average ordinary shares outstanding
Basic and diluted	251,725,525	308,931,390

Unaudited interim condensed consolidated statements of comprehensive loss for the three months ended June 30
(in $ thousands, except share and per share data)

	2018	2019
Loss for the period	(17,681)	(89,623)

Other comprehensive income:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	(28,932)	(7,655)
Loss on cash flow hedges	-	(4,813)

Other comprehensive income for the period, net of tax	(28,932)	(12,468)
Total comprehensive loss for the period, net of tax	(46,613)	(102,091)

Total comprehensive (loss)/ income attributable to:
Owners of the company	(46,613)	(102,126)
Non-controlling interests	-	35
	(46,613)	(102,091)

Unaudited interim condensed consolidated statements of operations for the six months ended June 30
(in $ thousands, except share and per share data)

	2018	2019
Revenue	272,310	383,324

Cost of revenue	(135,445)	(214,754)
Gross profit	136,865	168,570

Selling, general and administrative expenses	(208,802)	(349,965)
Share of profits of associates	24	33
Operating loss	(71,913)	(181,362)

Finance income	4,261	9,202
Finance cost	(42)	(25,364)
Loss before tax	(67,694)	(197,524)

Income tax expense	(714)	(1,374)
Loss after tax	(68,408)	(198,898)

(Loss)/ profit after tax attributable to:
Owners of the company	(68,408)	(198,933)
Non-controlling interests	-	35
	(68,408)	(198,898)

Loss per share attributable to owners of the company
Basic and diluted	(0.27)	(0.65)

Weighted-average ordinary shares outstanding
Basic and diluted	250,759,946	306,748,971

Unaudited interim condensed consolidated statements of comprehensive loss for the six months ended June 30
(in $ thousands)

	2018	2019
Loss for the period	(68,408)	(198,898)
Other comprehensive income:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	(9,134)	21,793
Losses on cash flow hedges	-	(5,080)

Other comprehensive income for the period, net of tax	(9,134)	16,713
Total comprehensive loss for the period, net of tax	(77,542)	(182,185)

Total comprehensive (loss)/ income attributable to:
Owners of the company	(77,542)	(182,220)
Non-controlling interests	-	35
	(77,542)	(182,185)

Unaudited interim condensed consolidated statements of financial position
(in $ thousands)

	December 31, 2018	June 30, 2019
Non-current assets
Trade and other receivables	10,458	12,161
Intangible assets	103,345	373,337
Property, plant and equipment	37,528	62,773
Right-of-use assets	-	93,481
Investments	566	20,286
Investments in associates	86	138
Total non-current assets	151,983	562,176
Current assets
Inventories	60,954	76,331
Trade and other receivables	93,670	120,991
Cash and cash equivalents	1,044,786	678,907
Total current assets	1,199,410	876,229
Total assets	1,351,393	1,438,405

Equity and liabilities
Equity
Share capital	11,994	12,462
Share premium	772,300	824,275
Merger reserve	783,529	783,529
Foreign exchange reserve	(23,509)	(1,716)
Other reserves	67,474	85,374
Accumulated losses	(483,357)	(664,651)
Equity attributable to owners of the company	1,128,431	1,039,273
Non-controlling interests	-	245
Total equity	1,128,431	1,039,518

Non-current liabilities
Provisions	13,462	23,804
Lease liabilities	-	78,149
Deferred tax liabilities	-	898
Other liabilities	15,342	21,311
Total non-current liabilities	28,804	124,162

Current liabilities
Trade and other payables	194,158	237,861
Lease liabilities	-	15,858
Borrowings	-	21,006
Total current liabilities	194,158	274,725
Total liabilities	222,962	398,887
Total equity and liabilities	1,351,393	1,438,405

Unaudited interim condensed consolidated statements of cash flows for the six months ended June 30
(in $ thousands)

	2018	2019
Cash flows from operating activities
Loss before tax	(67,694)	(197,524)
Adjustments for:
Depreciation	3,115	11,902
Amortization	7,223	16,527
Non-cash employee benefits expense	10,598	61,218
Net loss on sale of non-current assets	93	77
Share of results of associates	(24)	(33)
Net finance (income)/ expense	(3,135)	16,162
Net exchange differences	1,562	(22)
Change in the fair value of derivatives	1,529	-
Change in working capital
Increase in receivables	(61,750)	(21,407)
Increase in inventories	(5,024)	(14,704)
Increase in payables	6,624	27,194
Change in other assets and liabilities
Increase in non-current receivables	(722)	(1,239)
Increase/ (decrease) in other liabilities	1,885	(516)
Interest paid	(43)	(307)
Income taxes paid	(199)	(777)
Net cash outflow from operating activities	(105,962)	(103,449)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	-	(205,616)
Payments for property, plant and equipment	(11,259)	(30,085)
Payments for intangible assets	(19,311)	(34,689)
Interest received	3,177	7,999
Payments for investments		(19,719)
Net cash outflow from investing activities	(27,393)	(282,110)

Cash flows from financing activities
Proceeds from issue of shares, net of issue costs	82,269	7,229
Repayment of the principal elements of lease payments	-	(6,682)
Proceeds from issue of loan notes	-	21,006
Net cash inflow from financing activities	82,269	21,553

Net decrease in cash and cash equivalents	(51,086)	(364,006)
Cash and cash equivalents at the beginning of the period	384,002	1,044,786
Effects of exchange rate changes on cash and cash equivalents	4,066	(1,873)
Cash and cash equivalents at end of period	336,982	678,907

Unaudited interim condensed consolidated statements of changes in equity
(in $ thousands)

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity attributable to the parent	Non- controlling interest	Total equity
Balance at January 1, 2018	9,298	677,674	-	633	38,475	(329,177)	396,903	-	396,903
Changes in equity
Total comprehensive (loss)/ income	-	-	-	(9,134)	-	(68,408)	(77,542)	-	(77,542)
Issue of share capital	421	102,158	-	-	-	-	102,579	-	102,579
Share based payment – equity settled	-	-	-	-	10,598	-	10,598	-	10,598
Balance at June 30, 2018	9,719	779,832	-	(8,501)	49,073	(397,585)	432,538	-	432,538

Balance at January 1, 2019	11,994	772,300	783,529	(23,509)	67,474	(483,357)	1,128,431	-	1,128,431
Changes in equity
Total comprehensive income/ (loss)	-	-	-	21,793	(5,080)	(198,933)	(182,220)	35	(182,185)
Issue of share capital	468	51,975	-	-	26,920	-	79,363	-	79,363
Share based payment – equity settled	-	-	-	-	41,643	21,961	63,604	-	63,604
Share based payment – reverse vesting shares	-	-	-	-	(45,583)	-	(45,583)	-	(45,583)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	210	210
Non-controlling interest put option	-	-	-	-	-	(4,322)	(4,322)	-	(4,322)
Balance at June 30, 2019	12,462	824,275	783,529	(1,716)	85,374	(664,651)	1,039,273	245	1,039,518

Farfetch Limited

Supplemental Metrics

	2017		2018				2019
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(in thousands, except per share data or otherwise stated)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$204,601	$310,718	$292,692	$338,543	$309,973	$466,490	$419,273	$488,475
Revenue	86,913	126,482	125,617	146,693	134,541	195,533	174,064	209,260
Adjusted Revenue	70,487	102,486	103,082	118,677	112,742	170,089	146,374	180,738
In-Store Revenue	4,339	3,764	4,021	3,170	4,090	4,314	4,536	4,220
Demand Generation Expense	(16,824)	(23,255)	(19,363)	(21,895)	(22,103)	(33,934)	(31,423)	(34,444)
Technology Expense	(8,335)	(12,148)	(13,896)	(17,135)	(19,034)	(18,159)	(20,159)	(19,073)
Share Based Payments	(5,249)	(7,715)	(6,567)	(5,957)	(38,475)	(2,821)	(38,714)	(45,710)
Depreciation and Amortization	(2,932)	(3,029)	(4,875)	(5,463)	(6,014)	(7,185)	(14,106)	(14,323)
General and Administrative	(41,150)	(52,735)	(51,571)	(62,080)	(58,561)	(56,679)	(61,945)	(69,339)
Other Items	-	(126)	-	-	-	-	(2,493)	1,764
Loss After Tax	(28,179)	(54,816)	(50,727)	(17,681)	(77,255)	(9,912)	(109,275)	(89,623)
Adjusted EBITDA	(20,620)	(23,409)	(23,657)	(25,417)	(32,311)	(14,575)	(30,236)	(37,576)
Adjusted EBITDA Margin	(29.3)%	(22.8)%	(22.9)%	(21.4)%	(28.7)%	(8.6)%	(20.7)%	(20.8)%
Earnings Per Share (“EPS”)	$(0.13)	$(0.25)	$(0.20)	$(0.07)	$(0.30)	$(0.03)	$(0.36)	$(0.29)
Adjusted EPS	$(0.10)	$(0.21)	$(0.18)	$(0.05)	$(0.15)	$(0.02)	$(0.22)	$(0.15)
Platform:
Platform GMV	$200,263	$306,954	$288,671	$335,373	$305,884	$462,176	$414,737	$484,255
Platform Services Revenue	66,148	98,722	99,061	115,507	108,652	165,775	141,838	176,518
Platform Fulfilment Revenue	16,426	23,996	22,535	28,016	21,799	25,444	27,690	28,522
Platform Gross Profit	43,258	62,829	59,365	74,222	65,487	92,632	80,941	84,106
Platform Order Contribution	26,434	39,574	40,002	52,327	43,384	58,698	49,518	49,662
Platform Order Contribution Margin	40.0%	40.1%	40.4%	45.3%	39.9%	35.4%	34.9%	28.1%
Active Consumers[1]	866.3	950.5	1,034.4	1,138.7	1,240.1	1,381.9	1,699.3	1,773.0
AOV - Marketplace (actual)	$605.2	$670.4	$647.1	$602.4	$584.6	$637.3	$601.0	$600.4
AOV - Stadium Goods (actual)	$—	$—	$—	$—	$—	$—	$299.7	$336.0
[1]	See “Metrics Definitions” below for an explanation regarding changes to the previously reported metrics.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the third quarter of 2019 and fiscal year ending December 31, 2019, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; fluctuation in foreign exchange rate; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; José Neves, our chief executive officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2019 as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Metrics Definitions

We previously defined Active Consumers as active consumers on the Farfetch Marketplace. Following the acquisition of Stadium Goods on January 4, 2019, which is now included in our consolidated results, we have multiple marketplaces within our consolidated group. As a result, Stadium Goods is now included in Active Consumers, and for completeness we now include BrownsFashion.com, a directly owned and operated site, within Active Consumers as well. We have revised our previously reported Active Consumers disclosure to include BrownsFashion.com Active Consumers for all reported periods.

We also believe it is more useful to present AOV for both Farfetch Marketplace and Stadium Goods, as they operate at two different price points. We have presented these as separate metrics from January 4, 2019, being the acquisition date of Stadium Goods.

In addition, we no longer believe “Number of Orders” on the Farfetch Marketplace provides a meaningful view of business performance, and we will not report this metric going forward.

Consolidated Statement of Operations Reclassifications

We have revised previously reported revenues and cost of revenues for each of the first three quarters of 2018 to reflect certain sales originally reported on a third-party basis (i.e., net revenue presentation), as being on a first-party basis (i.e. gross revenue presentation). These revisions had no impact on gross profit or loss after tax in those periods, and had no impact on any of our unaudited condensed consolidated statements of financial position, changes in equity or cash flows during 2018. We determined that these revisions are immaterial to the previously reported financial information, and there is no impact on any previously issued annual financial statements. There was no impact to other prior periods.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution, and Platform Order Contribution Margin, as well as operating metrics, including GMV, Platform GMV, Active Consumers and Average Order Value.

Management uses Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution, and Platform Order Contribution Margin:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to fund capital expenditures and expand our business.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present Adjusted EBITDA, Adjusted

EBITDA Margin, Adjusted EPS, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including these non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing these non-IFRS financial measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from these non-IFRS measures are significant components in understanding and assessing financial performance. Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue and Platform Services Revenue have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share based payments, income tax expense or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue and Platform Services Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the non-IFRS financial measures we use may differ from the non-IFRS financial measures used by other companies, and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitation by relying primarily on our IFRS results and using these non-IFRS measures only as supplemental measures.

Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our platform for the periods presented. We also believe that Platform Gross Profit, Platform Order Contribution and Platform

Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our platform productivity, efficiency and performance.

Farfetch reports under International Financial Reporting Standards (“IFRS”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of these non-IFRS measures to the most directly comparable IFRS measure are included in the accompanying tables.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is loss after tax:

(in $ thousands, except as otherwise noted)

	2017		2018				2019
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Loss after tax	$(28,179)	$(54,816)	$(50,727)	$(17,681)	$(77,255)	$(9,912)	$(109,275)	$(89,623)
Net finance (income)/ expense	(839)	20,171	15,101	(19,319)	(733)	(14,915)	23,181	(7,018)
Income tax expense	225	374	527	187	1,183	261	560	813
Depreciation and amortization	2,932	3,029	4,875	5,463	6,014	7,185	14,106	14,323
Share based payments(a)	5,249	7,715	6,567	5,957	38,475	2,821	38,714	45,710
Other items(b)	-	126	-	-	-	-	2,493	(1,764)
Share of results of associates	(8)	(8)	-	(24)	5	(15)	(15)	(17)
Adjusted EBITDA	$(20,620)	$(23,409)	$(23,657)	$(25,417)	$(32,311)	$(14,575)	$(30,236)	$(37,576)
(a)	Represents share based payment expense.
(b)

Represents other items, which are outside the normal scope of our ordinary activities or non-cash items, including legal fees directly related to acquisitions of $126,000 in fourth quarter 2017. There were no other such items in 2018. In 2019, there was $2.5 million related to legal and advisory fees in respect of acquisitions in first quarter 2019, and $2.2 million related to legal and advisory fees in respect of acquisitions in second quarter 2019. There was also a release of $4.0 million of provisions related to taxes. Other items is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue and Platform Services Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2017		2018				2019
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Revenue	$86,913	$126,482	$125,617	$146,693	$134,541	$195,533	$174,064	$209,260
Less: Platform Fulfilment Revenue	(16,426)	(23,996)	(22,535)	(28,016)	(21,799)	(25,444)	(27,690)	(28,522)
Adjusted Revenue	70,487	102,486	103,082	118,677	112,742	170,089	146,374	180,738
Less: In-Store Revenue	(4,339)	(3,764)	(4,021)	(3,170)	(4,090)	(4,314)	(4,536)	(4,220)
Platform Services Revenue	$66,148	$98,722	$99,061	$115,507	$108,652	$165,775	$141,838	$176,518

Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our platform for the periods presented. We also believe that Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our platform productivity, efficiency and performance.

The following table reconciles Platform Gross Profit and Platform Order Contribution to the most directly comparable IFRS financial performance measure, which is gross profit:

(in $ thousands, except as otherwise noted)

	2017		2018				2019
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Gross profit	$45,689	$64,729	$61,173	$75,693	$67,387	$94,197	$83,291	$85,280
Less: In-Store Gross Profit(a)	(2,431)	(1,900)	(1,808)	(1,471)	(1,900)	(1,565)	(2,350)	(1,174)
Platform Gross Profit	43,258	62,829	59,365	74,222	65,487	92,632	80,941	84,106
Less: Demand generation expense	(16,824)	(23,255)	(19,363)	(21,895)	(22,103)	(33,934)	(31,423)	(34,444)
Platform Order Contribution	$26,434	$39,574	$40,002	$52,327	$43,384	$58,698	$49,518	$49,662
(a)	In-Store Gross Profit is In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	2017		2018	2018			2019
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Earnings per share	$(0.13)	$(0.25)	$(0.20)	$(0.07)	$(0.30)	$(0.03)	$(0.36)	$(0.29)
Share based payments (a)	0.03	0.04	0.02	0.02	0.15	0.01	0.12	0.14
Amortization of acquired intangible assets	-	-	-	-	-	-	0.01	0.01
Other items (b)	-	-	-	-	-	-	0.01	(0.01)
Share of results of associates	-	-	-	-	-	-	-	-
Tax effect of adjustments	-	-	-	-	-	-	-	-
Adjusted EPS	$(0.10)	$(0.21)	$(0.18)	$(0.05)	$(0.15)	$(0.02)	$(0.22)	$(0.15)
(a)	Represents share based payment expense on a per share basis.
(b)

Represents other items on a per share basis, which are outside the normal scope of our ordinary activities or non-cash items, including legal fees directly related to acquisitions of $126,000 in fourth quarter 2017. There were no other such items in 2018. In 2019, there was $2.5 million related to legal and advisory fees in respect of acquisitions in first quarter 2019, and $2.2 million related to legal and advisory fees in respect of acquisitions in second quarter 2019. There was also a release of $4.0 million of provisions related to taxes. Other items is included within selling, general and administrative expenses.

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last 12-month period, irrespective of cancellations or returns. Active Consumers includes Farfetch Marketplace, BrownsFashion.com and Stadium Goods. Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from Farfetch Marketplace or BrownsFashion.com consumers. The number of Active Consumers is an indicator of our ability to attract and retain an increasingly large consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means loss after taxes before net finance expense/ (income), income tax (credit)/expense and depreciation and amortization, further adjusted for share based compensation expense, other items (represents items outside the normal scope of our ordinary activities) and share of results of associates. Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of others.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share based payments, amortization of acquired intangible assets, other items (outside the normal scope of our ordinary activities), share of results of associates and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store Revenue” means revenue generated in our retail stores which include Browns and Stadium Goods.

“Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our consumers, net of consumer promotional incentives, such as free shipping and promotional codes.

“Platform GMV” means GMV excluding In-Store Revenue.

“Platform Gross Profit” means gross profit excluding In-Store Gross Profit.

“Platform Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Platform Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Platform Order Contribution Margin” means Platform Order Contribution calculated as a percentage of Platform Services Revenue.

“Platform Services Revenue” means Adjusted Revenue less In-Store Revenue. Platform Services Revenue is driven by our Platform GMV, including revenue from first-party sales, and commissions from third-party sales. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions, and thus related sales are not commission based. Platform Services Revenue was also referred to as Adjusted Platform Revenue in previous filings with the SEC.

“Third-Party Take Rate” means Platform Services Revenue excluding revenue from first-party sales, as a percentage of GMV excluding GMV from first-party sales and Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global technology platform for the luxury fashion industry.  Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world.  Today the Farfetch.com Marketplace connects customers in over 190 countries with items from more than 50 countries and over 1,100 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Farfetch’s additional businesses include Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Browns and Stadium Goods, which offer luxury products to consumers.  Farfetch also invests in innovations such as its Store of the Future augmented retail solution, and develops key technologies, business solutions, and services for the luxury fashion industry.

For more information, please visit www.farfetchinvestors.com.